FOR
LJ INTERNATIONAL INC.
(NASDAQ/NM: JADE)

CONTACTS
BETTY HO	GREGORY A. McANDREWS
LJ International Inc.	Greg McAndrews & Associates
011 (852) 2170-0001	(310) 301-3035

      FOR IMMEDIATE RELEASE

LJ INTERNATIONAL RETURNS TO PROFITABILITY FOR 2002

     HONG KONG, May 14, 2003 – LJ International Inc. (NASDAQ/NM: JADE) today announced that the Company returned to profitability with net income of $333,000, equal to four cents per share. This compares with a loss of $365,000, equal to a loss of four cents a share for the same period in 2001. The company changed its fiscal year, which used to end on April 30, to the calendar year in December 2002 so it could file its financial results in line with the majority of US reporting companies.

     Excluding a provision of $594,000 to cover for losses on its gold loan due to price volatility, net income was $927,000, which is close to the estimate in the guidelines issued February 26 for financial results for the "short” fiscal year ended December 31, 2002.

     The company generated sales revenue of $31.8 million, exceeding its guidance figure of $31.5 million for the “short” fiscal year of eight months. Sales revenue in the comparable period in 2001 was $25 million.

FINANCIAL HIGHLIGHTS

	FOR THE EIGHT MONTHS ENDED
	DECEMBER 31, 2002

	Estimated	Actual

Revenues	$31,200,000-31,700,000	$31,809,000
Net Income	$980,000	$333,000
Net Income per Share	$0.11	$0.04
Weighted Average Shares Outstanding	8,671,615	8,492,851

     “Our concerted marketing efforts paid off, and we attracted new, major blue chip customers during the eight-month period,” according to Chairman and CEO Yu Chuan Yih. “We also saw significant increases in orders from existing clients and a highly positive response to our new diamond line, which resulted in higher revenue,” Yih pointed out. “Additionally, we continue to see the positive results of the corporate reengineering exercise we undertook in the last quarter of 2001.” he added.

Selected Financial Data		Eight-month	Eight-month
	Year ended	period ended	period ended
	April 30,	December 31,	December 31,

	2002	2001	2002

Statement of Operations Data:
Revenues	$39,240	$25,042	$31,809
Cost of Goods sold	33,283	16,908	21,531
Gross profit	5,957	8,134	10,278
Operating expenses	(11,411)	(7,599)	(7,722)
Income (loss) from operations	(7,732)	(167)	750
Net income (loss)	$(7,901)	$(365)	$333
Balance Sheet Data:
Working capital	$12,115	$18,656	$11,896
Total assets	42,961	50,207	46,085
Long-term obligation	8	12	—
Total stockholders’ equity	$23,557	$31,065	$23,294

     Selling, general and administrative expenses decreased by 6% of revenue compared with the same period ended December 31, 2001. The company is still reaping the benefits from measures introduced in late 2001, which have led to substantial cost savings and administrative, sales and operational efficiencies.

     LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service

     Website: www.ljintl.com

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

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